UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IHS INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

451734107

(CUSIP Number)

October 1, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THE WOODBRIDGE COMPANY LIMITED N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,399,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,399,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,399,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer IHS INC.
	(b)	Address of Issuer’s Principal Executive Offices 15 Inverness Way East Englewood, CO 80112

Item 2.
	(a)	Name of Person Filing The Woodbridge Company Limited
	(b)	Address of Principal Business Office or, if none, Residence 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8
	(c)	Citizenship Ontario
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 451734107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

See the response(s) to Item 9 on the attached cover page(s). The securities being reported upon by The Woodbridge Company Limited are held in the name of Woodbridge International Holdings SA, a wholly owned subsidiary of The Woodbridge Company Limited. This Amendment No. 2 to Schedule 13G is being filed to amend and clarify Amendment No. 1 to Schedule 13G, filed September 27, 2007. The reporting person had reported ownership of 958,161 shares of Class A Common Stock that in fact are beneficially owned solely by GAP-W, LLC, of which an affiliate of the reporting person is a limited partner. The reporting person never beneficially owned such shares and consequently this Amendment No. 2 reflects that the reporting person continues to hold the same number of shares as reported in its Schedule 13G filed on September 9, 2007.

(b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the response(s) to Item 5 on the attached cover page(s).
(ii) Shared power to vote or to direct the vote See the response(s) to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or to direct the disposition of See the response(s) to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or to direct the disposition of See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class
N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 2007

THE WOODBRIDGE COMPANY LIMITED

By :	/s/ David Binet
Name:	David W. Binet
Title:	Executive Vice-President and Secretary